UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 333-17007
A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
Farm Bureau 401(k) Savings Plan
B.	Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:
FBL Financial Group, Inc.
5400 University Avenue
West Des Moines, Iowa 50266

INFORMATION PROVIDED
1.	Financial statements and schedule of the Farm Bureau 401(k) Savings Plan prepared in accordance with financial reporting requirements of Employee Retirement Income Security Act of 1974 are incorporated herein by reference and are attached hereto as Exhibit 1.

2.	A written consent of Independent Auditors is attached hereto as Exhibit 23.2 and is incorporated herein by this reference.

3.	A certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 is attached hereto as Exhibit 32 and is incorporated herein by this reference.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 25, 2008

FARM BUREAU 401(k) SAVINGS PLAN

By: Iowa Farm Bureau Federation
(Administrator of the Plan)

By /s/ Craig A. Lang

Craig A. Lang
President

By /s/ Dennis J. Presnall

Dennis J. Presnall
Secretary and Treasurer

EXHIBIT 1
Financial Statements and Supplemental Schedule
Farm Bureau 401(k) Savings Plan
Years Ended December 31, 2007 and 2006
With Report of Independent Registered Public Accounting Firm

Farm Bureau 401(k) Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm
The Board of Directors
Iowa Farm Bureau Federation
We have audited the accompanying statements of net assets available for benefits of the Farm Bureau 401(k) Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Des Moines, Iowa
June 25, 2008

Farm Bureau 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2007	2006

Assets
Investments:
Mutual funds, at fair value	$82,602,826	$76,416,398
Pooled investment trust, at fair value	24,746,210	25,699,478
Group flexible premium deferred annuity, at fair value	15,578,781	15,544,780
Notes receivable from participants	2,934,356	2,524,568

Total investments	125,862,173	120,185,224

Contribution receivables:
Employer	18,327	113,624
Participants	11,641	2,863

Total contribution receivables	29,968	116,487

Amount receivable from pending investment trades	31,189	–
Accrued investment income receivable	489,273	410,167

Total assets	126,412,603	120,711,878

Liabilities
Amounts payable for pending investment trades	—	585,837

Net assets available for benefits	$126,412,603	$120,126,041

See accompanying notes.

Farm Bureau 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2007	2006

Additions:
Investment income:
Interest	$871,895	$790,401
Dividends	1,835,444	1,447,414
Net unrealized and realized gains on investments	253,853	10,785,269

	2,961,192	13,023,084

Contributions:
Employees	9,719,847	9,078,121
Employer	3,997,611	3,817,700
Rollovers from other plans	331,896	353,400

Total additions	17,010,546	26,272,305

Deductions:
Benefits paid to participants	(10,708,671)	(8,153,717)
Administrative expenses	(15,313)	(12,229)

Total deductions	(10,723,984)	(8,165,946)

Net additions	6,286,562	18,106,359

Net assets available for benefits at beginning of year	120,126,041	102,019,682

Net assets available for benefits at end of year	$126,412,603	$120,126,041

See accompanying notes.

Farm Bureau 401(k) Savings Plan
Notes to Financial Statements
December 31, 2007
1. Description of the Plan
Farm Bureau 401(k) Savings Plan (the Plan) is a defined contribution plan which is designed to provide retirement benefits. The Plan covers substantially all employees of the Iowa Farm Bureau Federation and affiliated companies, FBL Financial Group, Inc., Farm Bureau Mutual Insurance Company, the Arizona Farm Bureau Federation, the New Mexico Farm and Livestock Bureau, the Minnesota Farm Bureau Federation, the South Dakota Farm Bureau Federation, the Utah Farm Bureau Federation, the Kansas Farm Bureau and its affiliated company, and the Nebraska Farm Bureau Federation and its affiliated company (collectively, the Companies). Participants may contribute a portion of their compensation, pretax, to the Plan. The maximum amount contributed is determined by each participating company, currently set at 50% for all of the Companies, and additional limits are imposed by the Internal Revenue Service. Certain participating companies match employee contributions up to 4% of eligible compensation. Certain participating companies make nonelective contributions from 5% to 15% of eligible compensation. Beginning in 2007, the Iowa Farm Bureau Federation and affiliated companies and FBL Financial Group, Inc. adopted automatic enrollment for their employees. All of their eligible employees who were not deferring a portion of their compensation to the Plan and had not previously made a formal election not to defer a portion of their compensation were automatically enrolled in the Plan. Newly hired employees are also automatically enrolled. All automatically enrolled employees are given the opportunity to opt out of deferring a portion of their compensation or change the amount that is deferred.
Employer-matching contributions for certain participating companies are invested in FBL Financial Group, Inc. common stock through ownership of units of a pooled investment trust. Participants own units of this trust rather than directly owning the stock. Participants are immediately fully vested in such contributions.
The Plan also allows for participants to borrow money from the Plan subject to certain provisions.
On termination of service, the participant may elect to receive either a lump-sum amount equal to the value of the account or equal installment payments over a period of time not to exceed the life expectancy of the participant. In the event the participant’s vested balance at termination is $5,000 or less, the balance will be distributed in a lump sum. The participant may elect to receive the distribution directly or to have the amount paid directly to an eligible retirement plan. If such an election is not made by the participant and the participant’s balance is $1,000 or less, then the

Farm Bureau 401(k) Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
amount will be distributed directly to the participant. If such an election is not made by the participant and the participant’s balance is greater than $1,000 but does not exceed $5,000, then the amount will be distributed in a direct rollover to an individual retirement plan designated by the plan administrator. Balances in excess of $5,000 will remain in the Plan until the participant provides a distribution election.
Wells Fargo Bank N.A. is the Plan’s trustee and provides recordkeeping services to the Plan.
Although they have not expressed intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
The foregoing description of the Plan provides only general information. A more complete description of the Plan’s provisions may be obtained from the plan administrator.
Effective January 1, 2008, the Plan was amended to add Crop1 Insurance Direct, Inc. (Crop1) as a participating employer. Assets totaling $647,847 were transferred from the Crop1 plan into the Plan.
2. Significant Accounting Policies
Accounting Changes
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value, and expands the required disclosures about fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007. The Plan is currently evaluating the requirements of this statement and have not yet determined the impact of adoption on the financial statements.
Investments
Investments in mutual funds are stated at fair market value, based on the latest quoted market price. The pooled investment trust is stated at fair market value, based on the latest quoted market price of the investments (principally common stock of FBL Financial Group, Inc.) held within the fund.

Farm Bureau 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Investment in the group flexible premium deferred annuity, which is considered a fully benefit-responsive contract, is carried at fair value as required by FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. The contract value of this contract is equivalent to its fair market value as the interest-crediting rate is periodically reset to market at the discretion of the issuer.
Notes receivable from participants are stated at the unpaid principal balance plus accrued interest, which approximates fair value. The interest rate used is the Wells Fargo prime lending rate at the origination of the loan. Interest rates on loans outstanding at year-end ranged from 4.00% to 8.25% at December 31, 2007, and from 4.00% to 10.25% at December, 31 2006.
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Farm Bureau 401(k) Savings Plan
Notes to Financial Statements (continued)
3. Investments
Contributions are invested in affiliated and unaffiliated mutual funds, a group flexible premium deferred annuity sponsored by or offered by the Companies and, as discussed above, a pooled investment trust which invests primarily in the common stock of FBL Financial Group, Inc. All investments are considered participant directed, as participants may select the investments in which to invest their contributions. The mutual funds invest primarily in common stocks, fixed income, high-quality corporate bonds, debt securities of the U.S. Government, and short-term money market instruments. Participants who elect to purchase units in the pooled investment trust do so at the market price of the units when the trade is executed. Participants electing to have contributions deposited into the group flexible premium deferred annuity receive interest at a rate determined by management of Farm Bureau Life Insurance Company, with a guaranteed minimum rate of 3%. These rates vary based upon the investment experience of the general account of Farm Bureau Life Insurance Company. The average yield earned by the group flexible premium deferred annuity was 4.16% during 2007 and 4.00% during 2006. The average yield credited to participants with investments in this contract was 4.15% during 2007 and 4.00% during 2006.
During 2007 and 2006, the Plan’s investments (including investments purchased, sold, and held during the year) increased (decreased) in fair value as follows:

	Year Ended December 31
	2007	2006

Mutual funds	$5,303,307	$7,389,562
Pooled investment trust	(5,049,454)	3,395,707

	$253,853	$10,785,269

Farm Bureau 401(k) Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2007	2006

EquiTrust Series Fund, Inc.:
Managed Portfolio (440,471 shares in 2007 and 465,638 shares in 2006)	$6,633,489	$7,156,861
Blue Chip Portfolio (234,738 shares in 2007 and 249,936 shares in 2006)	10,966,943	11,484,568
Value Growth Portfolio (389,219 shares in 2007 and 390,333 shares in 2006)	6,060,146	6,015,026
American Century Investments Small Cap Value Fund (854,996 shares in 2007 and 731,491 shares in 2006)	6,472,322	7,124,724
American Funds Euro Pacific Growth Fund (224,081 shares in 2007 and 193,082 shares in 2006)	11,239,889	8,877,890
American Funds Growth Fund of America Fund (262,004 shares in 2007 and 217,582 shares in 2006)	8,845,259	7,106,232
Vanguard Explorer Fund (97,731 shares in 2007 and 94,994 shares in 2006)	6,957,479	7,097,008
Wells Fargo Bank, N.A. S&P MidCap Index Fund (128,814 shares in 2007 and 132,818 shares in 2006)	8,590,604	8,226,728
FBL Financial Group, Inc. common stock* (699,961 shares in 2007 and 641,757 shares in 2006)	24,169,653	25,079,863
Group flexible premium deferred annuity	15,578,781	15,544,780

*	The FBL Financial Group, Inc. common stock is owned indirectly through investment in a pooled investment trust.
On January 9, 2007, Wells Fargo Advantage Dow Jones Target Date Fund Today, Wells Fargo Advantage Dow Jones Target Date Fund 2010, Wells Fargo Advantage Dow Jones Target Date Fund 2020, Wells Fargo Advantage Dow Jones Target Date Fund 2030, and Wells Fargo Advantage Dow Jones Target Date Fund 2040 were added to the Plan’s investment options. On September 24, 2007, the Wells Fargo Advantage Dow Jones Target Date Fund 2050 was also added as an investment option.

Farm Bureau 401(k) Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
On November 20, 2006, Fidelity Advisor Mid Cap Fund and Wells Fargo Advantage Large Company Growth Fund were eliminated from the Plan as investment options. Three new funds were added: American Funds Growth Fund of America Fund, Wells Fargo Bank, N.A. S&P MidCap Index Fund, and Vanguard S&P 500 Index Fund. Any amounts in the Fidelity Advisor Mid Cap Fund and the Wells Fargo Advantage Large Company Growth Fund as of
November 20, 2006, were transferred to the Wells Fargo Bank, N.A. S&P MidCap Index Fund and American Funds Growth Fund of America Fund, respectively.
The Plan had open investment trades totaling $31,189 at December 31, 2007, and ($585,837) at December 31, 2006, which were settled during January of the next year. The receivable (payable) for pending investment trades has been reflected in the statements of net assets available for benefits.
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated
November 6, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. The plan sponsor will take all steps, if any, to maintain the Plan’s qualified status.
5. Administrative and Operating Expenses
The Companies pay substantially all administrative and operating expenses of the Plan.

Supplemental Schedule

Farm Bureau 401(k) Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
E.I.N. 42-0331840 Plan #004
December 31, 2007

	Description of Investment, Including Maturity
Identity of Issue, Borrower,	Date, Rate of Interest, Collateral, Par or		Current
Lessor, or Similar Party	Maturity Value	Cost (1)	Value

Participant directed:
	Mutual funds, at fair value:
EquiTrust Series Fund, Inc. (2)	High Grade Bond Portfolio		$4,769,740
EquiTrust Series Fund, Inc. (2)	Strategic Yield Portfolio		2,968,465
EquiTrust Series Fund, Inc. (2)	Managed Portfolio		6,633,489
EquiTrust Series Fund, Inc. (2)	Blue Chip Portfolio		10,966,943
EquiTrust Series Fund, Inc. (2)	Value Growth Portfolio		6,060,146
American Century Investments	Small Cap Value Fund		6,472,322
American Funds	Euro Pacific Growth Fund		11,239,889
American Funds	Growth Fund of America Fund		8,845,259
Van Kampen	Comstock Fund A		5,666,863
Vanguard	Explorer Fund		6,957,479
Vanguard	S&P 500 Index Fund		877,635
Wells Fargo Bank, N.A. (2)	S&P MidCap Index Fund		8,590,604
Wells Fargo Bank, N.A. (2)	Advantage Dow Jones Target Date Fund Today		275,863
Wells Fargo Bank, N.A. (2)	Advantage Dow Jones Target Date Fund 2010		678,850
Wells Fargo Bank, N.A. (2)	Advantage Dow Jones Target Date Fund 2020		845,130
Wells Fargo Bank, N.A. (2)	Advantage Dow Jones Target Date Fund 2030		256,584
Wells Fargo Bank, N.A. (2)	Advantage Dow Jones Target Date Fund 2040		436,361
Wells Fargo Bank, N.A. (2)	Advantage Dow Jones Target Date Fund 2050		61,204

	Pooled investment trust, at fair value:
FBL Financial Group, Inc. (2)	FBL Financial Group, Inc. common stock		24,169,653
Wells Fargo Bank, N.A. (2)	Short-Term Investment Fund for EBT		576,557

Farm Bureau Life Insurance Company (2)	Group flexible premium deferred annuity, at fair value		15,578,781

Various participants	Notes receivable, 4.00% - 8.25%, due through December 2012		2,934,356

Total investments			$125,862,173

(1)	Cost information is only required for non-participant-directed investments.

(2)	The issuer is considered a party in interest to the Plan.